J.P. GALDA & CO.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

November 16, 2022

Via Email and EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Daniel Crawford
Joe McCann

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File No. 333-268076

Gentlemen:

We are in receipt of the Staff’s comment letter dated November 14, 2022 (the “Comment Letter”) relating to the above-captioned Registration Statement (the “Registration Statement”).

The numbered paragraphs below refer to the numbered comments in the Comment Letter.

1.	We have amended the cover page of the prospectus to disclose the termination date of the offering.

2.	The shares, Class C Common Stock Warrants and pre-funded warrants will be delivered on the date that is two trading days after we enter into securities purchase agreements to sell the securities offered pursuant to the registration statement.

3.	The form of placement agency agreement is filed as an exhibit.

We have also amended the Registration statement to update the financial statements. With this amendment we would like to go effective as soon as possible to address the NASDAQ compliance issue I discussed with Mr. Crawford. I will be calling him shortly after this filing.

Very truly yours,

/s/ Joseph P. Galda